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June 12, 2020

VIA EDGAR

Mr. Jonathan Burr

U.S. Securities and Exchange Commission

Division of Corporation Finance –

Office of Real Estate & Commodities

100 F Street, N.E.

Washington, D.C. 20549-3010

Re:	Fundrise Balanced eREIT II, LLC Offering Statement on Form 1-A Filed May 1, 2020 File No. 024-11163

Dear Mr. Burr:

This letter is submitted on behalf of Fundrise Balanced eREIT II, LLC (the “Company”) in response to a verbal comment from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) given to us on June 9, 2020 in a telephone call with the Staff with respect to our response letter dated May 13, 2020 (the “May 13 Response”) related to the Company’s Offering Statement on Form 1-A filed with the Commission on May 1, 2020, relating to the offering of up to $50,000,000 in common shares (the “Offering Statement”). The responses provided are based upon information provided to Goodwin Procter LLP by the Company.

For your convenience, the Staff’s verbal comment (divided into two parts) is reproduced in italics herein with response immediately following the comment. Defined terms used herein but not otherwise defined have the meanings given to them in the Offering Statement.

General

1-A.    We note your response to Comment 1 in your May 13, 2020 response letter. We do not believe that the “pause” by mature programs announced in the April 3, 2020 investor update is consistent with your discussion regarding the ability to accept or reject subscriptions for up to 45 days. Additionally, we do not believe suspension of accepting new investments is consistent with Rule 215(d)(iii)(f). Please file a post-qualification amendment (“PQA”) or amended Form 1-A to resume each offering that suspended accepting new investments.

Response to Comment No. 1-A

RESPONSE: While the Company respectfully disagrees with the Staff's analysis, in the interest of expediting a resolution, we note that PQA or Form 1-A filings for the following 11 programs are currently under review by the Staff and will be updated to include the relevant disclosure with respect to the pausing of accepting new subscriptions and its resumption, as well as additional disclosure in accordance with CF Disclosure Guidance Topic No. 9:

Mr. Jonathan Burr

Division of Corporation Finance

June 12, 2020

Program	Date Filed
• Fundrise Midland Opportunistic REIT, LLC	06/05/2020 (1-A)
• Fundrise East Coast Opportunistic REIT, LLC	05/11/2020 (1-A)
• Fundrise Real Estate Investment Trust, LLC	05/11/2020 (PQA)
• Fundrise Income eREIT III, LLC	06/05/2020 (PQA)
• Fundrise Growth eREIT III, LLC	06/02/2020 (PQA)
• Fundrise Income eREIT 2019, LLC	05/21/2020 (PQA)
• Fundrise Growth eREIT 2019, LLC	05/21/2020 (PQA)
• Fundrise Growth eREIT VII, LLC	02/26/2020 (1-A)
• Fundrise Balanced eREIT II, LLC	05/01/2020 (1-A/A)
• Fundrise For-Sale Housing eFUND - Los Angeles CA, LLC	05/08/2020 (1-A)
• Fundrise For-Sale Housing eFUND - Washington DC, LLC	05/08/2020 (1-A)

In addition, we note that the Manager of each of the following seven Fundrise programs that paused the acceptance of new subscriptions is working diligently in order to file with the Staff Forms 1-A or PQAs, as appropriate:

•	Fundrise Equity REIT, LLC
•	Fundrise West Coast Opportunistic REIT, LLC
•	Fundrise Income eREIT II, LLC
•	Fundrise Growth eREIT II, LLC
•	Fundrise Growth eREIT V, LLC
•	Fundrise Income eREIT VI, LLC
•	Fundrise National For-Sale Housing eFund, LLC (filing will be subject to timing of a potential transaction of which the Staff is aware)

The Manager of the Fundrise programs respectfully requests that the Staff expedite its review of each of these filings.

Finally, as noted in our May 13 Response, the following programs did not pause the acceptance of new subscriptions and, therefore, will not be filing any additional PQA or Form 1-A filings:

•	Fundrise Income eREIT V, LLC
•	Fundrise Growth eREIT VI, LLC
•	Fundrise Balanced eREIT, LLC

While the Company has determined to make the requested filings (i.e., with respect to those programs that do not already otherwise have PQA/1-A filings in process for reasons unrelated to the pausing of the acceptance of subscriptions), it notes that what appears to be the Staff’s position contradicts the Staff’s interpretation of what constitutes an “offer” in virtually all other situations under the Securities Act of 1933 (e.g., testing-the-waters, advertising, etc.), while also completely ignoring the grave, extraordinary and unprecedented circumstances of the COVID-19 pandemic.

Mr. Jonathan Burr

Division of Corporation Finance

June 12, 2020

1-B.   In this regard, please provide us with a list of Fundrise programs that suspended accepting new investments. Clearly indicate when each program suspended accepting new investments and when each program resumed accepting new investments.

Response to Comment No. 1-B

RESPONSE: Set forth below is a list of those Fundrise programs that paused acceptance of subscriptions. As noted in the May 13 Response, each of these programs paused processing subscriptions on or about April 1, 2020 and, in connection with the Staff’s request to know if there was “anything preventing [the Fundrise programs] from accepting new subscriptions”, resumed processing subscriptions (if any) on or about May 13, 2020 as there was not anything preventing them from doing so:

•	Fundrise Real Estate Investment Trust, LLC
•	Fundrise Equity REIT, LLC
•	Fundrise West Coast Opportunistic REIT, LLC
•	Fundrise Midland Opportunistic REIT, LLC
•	Fundrise East Coast Opportunistic REIT, LLC
•	Fundrise Income eREIT II, LLC
•	Fundrise Growth eREIT II, LLC
•	Fundrise Income eREIT III, LLC
•	Fundrise Growth eREIT III, LLC
•	Fundrise Income eREIT 2019, LLC
•	Fundrise Growth eREIT 2019, LLC
•	Fundrise Growth eREIT V, LLC
•	Fundrise Income eREIT VI, LLC
•	Fundrise For-Sale Housing eFUND - Los Angeles CA, LLC
•	Fundrise For-Sale Housing eFUND - Washington DC, LLC
•	Fundrise National For-Sale Housing eFund, LLC

*****

Mr. Jonathan Burr

Division of Corporation Finance

June 12, 2020

If you have any questions or would like further information concerning the Company’s responses to the Staff’s verbal comment, please do not hesitate to contact me at (212) 813-8842 or Bjorn J. Hall at (202) 584-0550.

Sincerely,

/s/ Mark Schonberger

Mark Schonberger

cc:	Via E-mail
Benjamin S. Miller, Chief Executive Officer
Bjorn J. Hall, General Counsel and Secretary
Michelle A. Mirabal, Associate General Counsel
Rise Companies Corp.

Matthew Schoenfeld
Goodwin Procter LLP